FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Notice of Other Relevant Information dated December 22, 2020

Item 1

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Banco Santander, S.A. (the “Issuer”) hereby announces that, in relation to the “Issuance of Banco Popular Español, S.A Mortgaged Bonds 2016-2” (“Emisión de Cédulas Hipotecarias Banco Popular Español, S.A. 2016-2”), with ISIN code ES0413790454, a total amount outstanding of five hundred million euros (EUR 500,000,000), the Final Conditions of which were registered with the registries of the Spanish National Securities Market Commission on 8 November 2016 (the “Issue”), it intends to carry out on 30 December 2020 the total redemption and cancellation of the Issue.

All the mortgage bonds to be early redeemed and cancelled are held by the Issuer.

This is hereby reported as other relevant information for the appropriate purposes.

Boadilla del Monte, Madrid, 22 December 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	December 22, 2020	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer